UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

DENTSPLY International Inc.
(Exact name of registrant as specified in its charter)

Delaware	0-16211	39-1434669
(State or other jurisdiction of incorporation) or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

221 West Philadelphia Street, York, PA	17405-2558
(Address of principal executive offices)	(Zip Code)

Deborah M. Rasin, Vice President, Secretary and General Counsel	(717) 845-7511
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014

Section 1 - Conflict Minerals Disclosure

DENTSPLY International Inc. (the “Company”) has conducted the reasonable country of origin inquiry required by Item 1.01(a) of Form SD. Based on this reasonable country of origin inquiry, the Company has determined that it has no reason to believe that any Conflict Minerals (as that term is defined in Item 1.01(d)(3) of Form SD), that are necessary to the functionality or production of a product manufactured by the Company or contracted by the Company to be manufactured and are required to be reported on in this Form SD, may have originated in the Democratic Republic of the Congo or an adjoining country.

The Company took a number of steps in conducting its reasonable country of origin inquiry. These steps were designed based on the Company’s particular facts and circumstances. As an initial matter, the Company first identified those products (the “Identified Products”) manufactured by the Company or contracted by the Company to be manufactured that it reasonably believed, in good faith, could potentially contain Conflict Minerals. The Company then identified the suppliers of the Identified Products (or, for those Identified Products manufactured by the Company, suppliers of identified parts or components, together with the Identified Products, the “Supplies”) and surveyed these suppliers to determine whether the suppliers believed that the Supplies contained Conflict Minerals, and if so, whether such Conflict Minerals were necessary to the functionality or production of the Identified Products. For those Supplies that the Company determined contained Conflict Minerals and for which such Conflict Minerals are necessary to the functionality or production of the Identified Products, the Company sent out questionnaires to the suppliers of those Supplies based on the Conflict-Free Sourcing Initiative (CFSI) Conflict Minerals Reporting Template (CMRT). Thereafter, the Company took additional steps to contact those suppliers who did not complete the questionnaire. As of the date of this report, 75% of these suppliers contacted had completed the questionnaire. The Company did not receive information from any of the suppliers contacted that provided a reason to believe that any of the Identified Products contained Conflict Minerals that are necessary to the functionality or production of the Identified Products and that originated in the Democratic Republic of the Congo or an adjoining country.

This Specialized Disclosure Form is available on the Investor Relations section of the Company’s website at www.dentsply.com.

Item 1.02 Exhibit

Not Applicable

Section 2 - Exhibits

Item 2.01 - Exhibit

Not Applicable

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the duly authorized undersigned.

DENTSPLY International Inc.

By: /s/Deborah M. Rasin
Deborah M. Rasin
Vice President, Secretary
and General Counsel

Date: June 2, 2015